Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 2018

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated January 11, 2018, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: January 11, 2018	By /s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague - January 11, 2018

Aegon announces significant step to capture greater operational efficiencies

Aegon today announces that its US subsidiary, Transamerica, has entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The partnership enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. The agreement, a multi-year partnership with more than USD 2 billion of revenues to TCS, is expected to be completed by the second quarter 2018.

This agreement is expected to lead to annual run-rate expense savings for Aegon of approximately USD 70 million initially, growing to USD 100 million over time. The majority of these expense savings is expected to benefit underlying earnings. Total transition and conversion charges are estimated to amount to approximately USD 280 million, and these amounts will be recorded in non-underlying earnings. The majority of these charges are expected to be recorded over the first three years of the agreement, with approximately USD 100 million of transition and conversion charges reflected in the first half of 2018.

TCS will administer Transamerica’s life insurance, annuity, supplemental health insurance and workplace voluntary benefits products and take on administration of over 10 million policies. In addition, Transamerica is considering entering into a similar servicing and administration arrangement for its long term care customers. Any forthcoming decision would be announced separately. Transamerica will continue administration and servicing of its retirement plans, IRAs, Advice Center, mutual funds, exchange-traded funds and stable value solutions on existing platforms.

This decision supports execution of Transamerica’s customer centric strategy and focus on sustainable growth. “We continue to put our customers at the forefront of everything we do. I’m very excited to embark on this partnership with TCS, whose transformation and technology innovation capabilities will supplement our focus on improving our customers’ experience in a digitally enabled way. This supports meaningful growth in all business lines – including insurance and annuities – and advances our competitive positioning. TCS was carefully selected because of its significant, ongoing investments in technology and its expertise in the insurance and annuity industry,” said Mark Mullin, member of Aegon’s Management Board and CEO of Transamerica. “TCS’ core competencies complement ours. TCS will provide valuable administration and quality customer service, and Transamerica will continue to engage with our customers, clients, and advisors in ways that are most meaningful to them by utilizing our digital engagement platforms and by developing new solutions that help people save, protect, invest and retire.”

The Hague - January 11, 2018

All of the Transamerica employees currently supporting these business lines and whose roles are in scope will be offered positions by TCS, helping to ensure a consistently excellent experience for Transamerica customers. The transition will affect approximately 2,200 current Transamerica employees. Transferring employees will be given the opportunity to remain in the same US cities where they are currently based.

Founded in 1968, TCS is a leading global IT services, digital, consulting, operations, and business solutions company that has operated in the US for more than 40 years. It offers deep expertise in the insurance sector and works with more than 100 insurers today, including six of the world’s top 10 insurance companies. TCS will expand its existing relationship with Transamerica under this transaction, and will locate in Transamerica’s current offices in various US cities. The agreement between Transamerica and TCS represents a notable expansion of TCS’ insurance business in the US, and the company plans to establish its new North American insurance hub for business operations in Cedar Rapids, Iowa, as part of its plan to make a significant investment in the region.

“TCS continuously invests in the latest technologies, local talent and US facilities to help leading US companies adapt to rapidly evolving customer demands. This agreement marks TCS’ entry into a highly specialized US Insurance Third Party Administration marketplace and will establish TCS BaNCS as a formidable digital platform for the US Insurance industry, following its stellar global track record over the past decade,” said Suresh Muthuswami, President and Global Head, Banking, Financial Services and Insurance Platforms, at TCS. “TCS has partnered with its global insurance clients in their transformation journeys and played an integral role in their growth. We have enabled improved speed-to-market, customer engagement and cognitive operations through our innovative technology services, the TCS BaNCS agile and digital platform, and our unmatched industry expertise. TCS is proud to partner with Transamerica in its ongoing transformation to enhance its customer experience, and looks forward to welcoming their current employees for new careers at TCS.”

TCS has invested nearly USD 3 billion in the US over the past three years and is among the top two job creators in IT services in the US. It is also one of America’s 50 most community-minded organizations, engaging nearly two million Americans through its extensive nationwide STEM education programs, academic partnerships and endowments to schools such as Carnegie Mellon University, Cornell Tech and Massachusetts Institute of Technology.

The Hague - January 11, 2018

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

About Tata Consultancy Services (TCS)

Tata Consultancy Services is an IT services, digital, consulting, operations and business solutions organization that delivers real results to global business. TCS offers a consulting-led, integrated portfolio of IT, BPS, infrastructure, engineering and assurance services. This is delivered through its unique Global Network Delivery Model™ (GNDM), recognized as the benchmark of excellence in software development. A part of the Tata group, India’s largest industrial conglomerate, TCS has over 389,000 of the world’s best-trained consultants in 46 countries. The company generated consolidated revenues of US $17.58 billion for year ended March 31, 2017 and is listed on the BSE (formerly Bombay Stock Exchange) and the NSE (National Stock Exchange) in India. For more information, visit www.tcs.com

Contacts

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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The Hague - January 11, 2018

Disclaimer

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	Consequences of the anticipated exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and

•	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.